Exhibit 12.1

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except ratios)

Pretax income (loss) from continuing operations	$(806,664)	$(184,722)	$(722,861)	$1,064,699	$278,611	$(83,517)	$339,001

Add: Fixed charges	76,487	77,639	155,510	117,147	102,758	77,841	58,030
Add: Amortization of capitalized interest	6,219	6,597	9,116	11,448	11,784	9,095	5,107
Less: Capitalized interest	(10,312)	(12,889)	(25,051)	(16,165)	(10,952)	(12,135)	(10,785)
Earnings before fixed charges	$(734,270)	$(113,375)	$(583,286)	$1,177,129	$382,201	$(8,716)	$391,353

Fixed charges:
Interest expense (1)	$65,123	$63,426	$128,149	$98,554	$89,711	$63,720	$45,849
Capitalized interest	10,312	12,889	25,051	16,165	10,952	12,135	10,785
Interest expense component of rent (2)	1,052	1,324	2,310	2,428	2,095	1,986	1,396
Total fixed charges	$76,487	$77,639	$155,510	$117,147	$102,758	$77,841	$58,030

Ratio of earnings to fixed charges	—	—	—	10.0	3.7	—	6.7
Insufficient coverage	$810,757	$191,014	$738,796	$—	$—	$86,557	$—

(1) Includes amortization of deferred financing costs and discount.

(2) Represents a reasonable approximation of the rental factor.

Ratio of earnings to fixed charges (1)(2)	—	—	—	10.0	3.7	—	6.7
Insufficient coverage	$810,757	$191,014	$738,796	$—	$—	$86,557	$—

(1) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest) by fixed charges (interest expense, plus capitalized interest plus our estimate of the interest component of rental expense).

(2) Earnings were inadequate to cover fixed charges for the six months ended June 30, 2016, and 2015, by a deficiency of $810.8 million and $191.0 million, respectively, and $738.8 million and $86.6 million for the years ended December 31, 2015, and 2012, respectively.